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                              January 17, 2024

       Mary Kay Henry
       International President
       Service Employees International Union
       1800 Massachusetts Avenue NW
       Washington, DC 20036

                                                        Re: Service Employees
International Union
                                                            Starbucks
Corporation
                                                            PREC14A filed
January 12, 2024 by Service Employees International Union et.
                                                            al
                                                            File No. 000-20322

       Dear Mary Kay Henry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed January 12, 2024

       General

   1.                                                   Revise to identify by
name the Company nominees opposed and unopposed by the
                                                        Participants. In
addition, in the proxy statement, explain why the Participants oppose the specific three Company
nominees identified.
       Potential Negative Impacts of the Company's Current Human Capital Management Strategy on
       Shareholder Value and Future Growth, page 5

   2.                                                   Please provide support
for your statement that    none of the new Board members appear to
                                                        have any notable labor
law or human capital management experience.
       What are "broker non-votes" and what effect do they have on the Proposals?, page 15
 Mary Kay Henry
Service Employees International Union
January 17, 2024
Page 2
3. Disclosure in this paragraph states that "[i]t is our understanding that under the rules
         governing brokers    discretionary authority, because both the
Participants and the
         Company are using universal proxy cards, brokers holding shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether 'routine' or not." Please revise to conform to the language contained in the immediately preceding paragraph, which, consistent with with disclosure on page 17 of the Company's preliminary proxy statement, notes that "[w]ith
         respect to Proposal 3 only, according to the Company   s Proxy
Statement, broker non-
         votes will not be considered votes cast on Proposal 3 and will have no effect on the outcome of this proposal if your broker provides you with proxy materials from us. In the event you do not receive such materials, we believe your brokerage firm may vote in its discretion with respect to Proposal 3 on your behalf if you have not furnished voting instructions by the date of the Annual Meeting, in which case such broker non-votes would affect the outcome of this Proposal 3."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-
3444.



FirstName LastNameMary Kay Henry                              Sincerely,
Comapany NameService Employees International Union
                                                              Division of
Corporation Finance
January 17, 2024 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName